EXHIBIT 5.1
OPINION OF MORRISON & FOERSTER LLP
May 7, 2008
American Pacific Corporation
3770 Howard Hughes Parkway, Suite 300
Las Vegas, Nevada 89169
Re: American Pacific Corporation 2008 Stock Incentive Plan
Ladies and Gentlemen:
At your request, we have examined the Registration Statement on Form S-8 to be filed by American Pacific Corporation (the “Company”) with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended, of an aggregate of three hundred fifty thousand (350,000) shares of common stock, $0.10 par value per share, of the Company (the “Common Shares”) and the associated preference share purchase rights and associated rights to purchase common stock of the Company under the Rights Agreement, dated as of August 3, 1999, between the Company and American Stock Transfer & Trust Company. The Common Shares will be issuable under the American Pacific Corporation 2008 Stock Incentive Plan (the “Plan”).
As your counsel in connection with the Registration Statement, we have examined the proceedings taken by you in connection with the adoption of the Plan and the authorization of the issuance of the Common Shares under the Plan (the “Plan Shares”), and such documents as we have deemed necessary to render this opinion. For the purpose of the opinion rendered below, we have assumed that in connection with the issuance of shares under the Plan, the Company will receive consideration in an amount not less than the aggregate par value of the Plan Shares covered by each such issuance.
Based upon and subject to the foregoing, it is our opinion that the Plan Shares, when issued and outstanding pursuant to the terms of the Plan, will be validly issued, fully paid and nonassessable.
We consent to the use of this opinion as an exhibit to the Registration Statement.
Very truly yours,
/s/ Morrison & Foerster LLP